Stock Option Exchange Singular Genomics July 2022 Exhibit (a)(1)(K)

Stock options are a critical component of our compensation philosophy, the focal point of which is to encourage our employees and consultants to build long-term stockholder value. We believe options help us achieve this objective in several important ways, including: by aligning our employees’ interests with those of our stockholders by motivating our employees to focus on our long-term success and to promote retention by encouraging our employees to continue their employment and service with us All stock options eligible for the “Exchange Offer” granted to our employees prior to and following our IPO are “underwater.” Singular Genomics is offering a one-time voluntary opportunity to exchange eligible "underwater" options for new options with a lower exercise price. Stock Option Exchange Overview What are we doing and why?

Program Details

Offering Period July 25, 2022, to August 19, 2022 Eligible Option Holder Employees and consultants with eligible options. Must be providing services to Singular Genomics at the beginning and end of the offering period. Board Members, Executive Officers and Key Employees, as disclosed in the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2022 are not Eligible. Eligible Options Held by an Eligible Option Holder Issued between May 6, 2021, and January 3, 2022, with a per share exercise price of $10.99 or greater. Vested and unvested options are eligible, so long as the options are outstanding (i.e., not exercised or cancelled) Eligibility Information

Exchange Ratio Elected eligible options exchanged at a 1:1 ratio Example: Electing to exchange an eligible option covering 100 shares results in receiving a new option covering 100 shares at a new lower exercise price Option Type All new options will be granted as a nonqualified stock option (“NSO”) Exercise Price per Share Equal to the volume weighted average trading price of OMIC for the 20 consecutive trading days ending immediately prior to the new grant date (i.e., August 19, 2022, unless extended) Vesting Each New Option will have the same vesting schedule as the exchanged Option Example: If an employee is already vested in 100 shares of a 400 share Option, they will be vested 100 shares in the New Option Maximum Option Term The term will be the same as the original option being exchanged which is 10-years from the original grant date of the exchanged option. New Option Information All new options granted under and subject to terms of Singular Genomics’ 2021 Equity Incentive Plan

Hypothetical Option Exchange Example Background Assumptions (original grant): Grant Date: May 6, 2021 Number of Shares: 480 Exercise Price: $26.13 Vesting: 4-year vesting with a one-year cliff and monthly thereafter Vested options (as of August 19, 2022): 150 Exchange grant for new option grant: New Grant Date: August 19, 2022 Number of Shares: 480 shares (1-for-1 exchange ratio) New Exercise Price: $4.001 Vested options (as of August 19, 2022): 150 Vesting Schedule: 4-year vesting with a one-year cliff and monthly thereafter from exchanged option grant date Keep original grant: Current "underwater" option grant with a $26.13 exercise price remains in place No benefit of new lower exercise price of $4.001 Original 4-year vesting schedule remains in place; continue monthly vesting Vested options (as of August 19, 2022): 150 1Assumes a volume weighted average 20-day OMIC trailing trading price of $4.00 per share; actual exchange price may be higher or lower

Choosing to participate in the exchange will NOT generate a taxable event; you will not recognize any taxable income upon the grant of new options. All new options will be granted as non-statutory stock options (“NSOs”). Unlike Incentive Stock Options (“ISOs”), NSOs are taxed upon exercise; you will lose any preferential tax treatment associated with ISOs. New options will not have an early exercise feature. Taxation Information We recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in this offer

Key Dates and Next Steps

Key Dates and Next Steps Date Details July 25, 2022 Commencement of Exchange July 25, 2022, through August 19, 2022 Employees can elect whether to exchange options on a grant-by-grant basis through Docusign; Employees with Eligible Options will receive a Docusign envelope from HR August 19, 2022 Exchange window closes at 6:00 PM Pacific Time (unless extended) Exchanged options will be cancelled New options will be granted Strike price of new options determined based on 20-day trailing volume weighted avg. OMIC trading price (unless the offer is extended) Week of September 5th New option grant agreements will be available for acceptance in your UBS One Source account

Review the offer documents, including the "Risk Factors" section; risks include: If your services with Singular Genomics terminate before your new options vest, you will receive no value from the unvested portion of the new options Participation does not guarantee future employment; separation from Singular Genomics for any reason will result in unvested options being cancelled Any particular benefit or return cannot be guaranteed Consult with your financial, legal, and/or tax advisors to fully assess the benefits and risks involved in participating in the exchange offer Singular Genomics has not authorized anyone to make any recommendation on its behalf regarding participation in the stock option exchange. Should a recommendation or representation be received, it should not be relied upon as having been authorized by Singular Genomics Additional Considerations

Please direct any further questions to Vincent Brancaccio or the Equity team at: Equity@singulargenomics.com Questions?